Filed by Motive Capital Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Motive Capital Corp

Commission File No. 001-39794

The following is a press release issued by Forge on February 16, 2022.

Forge Global Reports Record Revenue and Trading Volume for 2021

•	Revenue less transaction-based expenses grew a robust 75% year over year in 2021, above published forecast
•	Trading volume continues sharp upward ascent, growing 71% in 2021 to $3.2 billion

SAN FRANCISCO—Feb. 15, 2022—Forge Global, a leading private securities marketplace, today announced preliminary unaudited financial results for the full year ending December 31, 2021.

“We continue to see increased demand for pre-IPO liquidity and investment opportunities as companies stay private longer and as the unicorn universe continues to grow,” said Kelly Rodriques, CEO of Forge. “As our strong performance throughout 2021 shows, more companies and their stakeholders are coming to Forge seeking liquidity solutions and we’re enabling more access to this market for a growing number of investors.”

In 2021, Forge’s revenue less transaction-based expenses grew 75% as compared to pro-forma 2020 revenue less transaction-based expenses, to just over $125 million, surpassing the Company’s published expectations of $123 million. In conjunction with reporting strong Q4 and full year 2021 results, Forge expects total revenue less transaction-based expenses between $149-$153 million for 2022, which represents 21% growth at the midpoint, consistent with prior guidance.

In addition to the continued growth of its trading business Forge Markets, which surpassed $12 billion in cumulative trading volume in 2021, the company continues to gain traction with Forge Intelligence, a comprehensive private market data platform sold via subscription, which is bringing transparency to a historically opaque market. Additionally, this January, Forge won its first multi-hundred-thousand-dollar customer for its data feed product which provides institutional investors with access to Forge’s historical proprietary data.

“We’re excited about the interest and traction in our data business, which leverages the proprietary data produced on our platform to help people invest intelligently in the private markets,” Rodriques said.

Forge has continued to expand its partnership ecosystem. In January it signed a strategic partnership agreement with Wells Fargo to provide Wells Fargo customers with access to pre-IPO private shares through the Forge platform.

Forge announced in September of 2021 that it was pursuing a merger with Motive Capital Corp (NYSE: MOTV.U), a special purpose acquisition company. Motive Capital Corp’s registration statement on Form S-4 related to the proposed merger was declared effective by the SEC in February and Motive has set the special meeting for its shareholder vote on the proposed merger and related transactions for March 15, 2022.

Forge Full-Year 2021 Financial Results

•	2021 revenue less transaction-based expenses totaled $125.0 million, a 75% increase over pro-forma 2020 revenue less transaction-based expenses
•	Trading volume increased to $3.2 billion in 2021, a 71% increase over pro-forma 2020 trading volume
•	Forge outperformed its published forecast of $123 million in revenue less transaction-based expenses for 2021

Forge 2021 Highlights

•	Integration: Completed broker-dealer integration with SharesPost, which was acquired in 2020
•	New Funding: Raised additional capital from marquee investors including Temasek, Wells Fargo Strategic Capital and Deutsche Börse
•	New Products / Services: Forge launched its first data product Forge Intelligence in September, and launched its Forge Company Solutions offerings to provide market-based liquidity programs for private companies
•	Hiring: Attracted more than 120 new Forge team members to the platform, growing the FTE equivalent employee base to 300

Note: Financial results for 2020 are pro-forma and Non-GAAP and include the effect of the acquisition of SharesPost, which Forge acquired in November 2020, for the period in which it was a standalone entity.

The foregoing unaudited preliminary financial results represent the most current information available to Forge and are based on calculations or figures prepared internally that have not yet been reviewed by Forge’s independent registered public accounting firm. Actual annual financial results may be materially different from the preliminary results described above and are subject to the risk factors and uncertainties identified in this press release and in the registration statement on Form S-4 filed by Motive Capital Corp with the Securities and Exchange Commission.

About Forge

Forge Global is a leading provider of marketplace infrastructure, data services and technology solutions for private market participants. By combining world-class trading technology and operating expertise, Forge Markets enables private company shareholders to trade private company shares with accredited investors. Forge Company Solutions, Forge Data and Forge Trust along with Forge Markets helps provide additional transparency, access and solutions that companies, as well as institutional and accredited investors need to confidently navigate and efficiently transact in the private markets. Securities-related services are offered through Forge Securities LLC (“Forge Securities”), a wholly-owned subsidiary of Forge Global, Inc. Forge Securities is a registered Broker Dealer and Member FINRA/SIPC and alternative trading system.

About Motive Capital Corp

Motive Capital Corp is a blank check company formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Motive Capital Corp is sponsored by affiliates of Motive Partners, a specialist private equity firm with offices in New York City and London, focusing on growth equity and buyout investments in software and information services companies based in North America and Europe and serving five primary subsectors: Banking & Payments, Capital Markets, Data & Analytics, Investment Management and Insurance. Motive Partners brings differentiated expertise, connectivity and capabilities to create long-term value in financial technology companies.

In these materials, references to “Motive Partners” generally refer to Motive Partners GP, LLC, collectively with its affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Motive Fund”).  Motive is sponsored by Motive Capital Funds Sponsor, LLC (the “Sponsor”), which is an affiliate of Motive Partners. However, Motive Capital Corp is an independent publicly traded company, and not affiliated with Motive Partners. Motive Partners has not and is not providing investment advice to any person in connection with the matters contemplated herein, including Motive Capital Corp, the Sponsor or Forge.

This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Motive Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Motive Fund may only be made by such Motive Fund pursuant to the offering documents for such Motive Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Motive Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Motive Fund.  The information contained in this material is superseded by, and is qualified in its entirety by reference to such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations.

Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Motive Fund will achieve results comparable to those presented herein, or that any Motive Fund will be able to implement its investment strategies or achieve its investment objectives. A Motive Fund’s investment and applicable investment restrictions may differ from those historically employed by Motive Partners, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed by Motive Partners has previously invested. The investments, transactions and operational activities of Motive Partners contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Motive Partners, its affiliates and their respective officers, directors, partners, members, employees and/or advisors.

Important Information and Where to Find It

This communication is being made in respect of the proposed business combination transaction involving Motive Capital Corp (“Motive Capital”) and Forge (the “Merger”). This communication may be deemed to be solicitation material in respect of the proposed Merger. The proposed Merger will be submitted to Motive Capital’s stockholders for their consideration. In connection with the proposed Merger, Motive Capital has filed with the SEC a registration statement on Form S-4, containing a final proxy statement for the solicitation of the approval of Motive Capital’s stockholders and a final prospectus for the offer and sale of Motive Capital’s securities in connection with the business combination.  Motive Capital will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transaction. Motive Capital also intends to file other relevant documents with the SEC regarding the proposed Merger.  Before making any voting or investment decision with respect to the proposed Merger, investors, stockholders and other interested persons are urged to read carefully and in their entirety the definitive proxy statement/prospectus (including any amendments or supplements thereto) as well as other documents filed with the SEC because these documents will contain important information about Motive Capital, Forge and the proposed Merger. Stockholders are also able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: Motive Capital Corp., 7 World Trade Center, 250 Greenwich Street, Floor 47, New York, NY 10007. Stockholders are also able to obtain copies of the proxy statement/prospectus, without charge, at the SEC’s website (www.sec.gov) or by directing a request to info@motivecapitalcorp.com. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Motive Capital and Forge Global, and certain of their respective directors and executive officers and other members of management and employees, may be deemed to be “participants” in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of Motive Capital is set forth in the definitive proxy statement/prospectus , which was filed with the SEC on February 14, 2022. To the extent that holdings Motive Capital’s securities have changed from the amounts reported in the definitive proxy statement/prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the Form S-4, as it may be amended and supplemented, the proxy statement/ prospectus and other relevant materials relating to the proposed merger to be filed with the SEC. These documents can be obtained free of charge from the sources indicated above.  Stockholders and other investors should read the proxy statement/prospectus carefully before making any voting or investment decisions.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of any vote or approval, or of an offer to buy the securities of Motive Capital or Forge, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release includes, and oral statement made from time to time by representatives of Motive Capital and Forge may contain, statements that are not historical facts but are forward looking statements within the meaning of the “safe harbor “provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” ”could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict, indicate or relate to future events or trends or Motive Capital’s or Forge’s future financial or operating performance, or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, the ability to complete the business combination due to the failure to obtain approval from Motive’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Motive’s public shareholders, the estimated implied enterprise value of the Company, Forge’s ability to effectively compete in its industry, Forge’s ability to scale and grow its business, the cash position of the Company following closing, the timing of the closing of the business combination, the outcome of any legal proceedings that may be instituted against Motive Capital, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto, the ability to meet the NYSE’s listing standards following the consummation of the business combination, the risk that the business combination disrupts current plans and operations of Forge as a result of the announcement and consummation of the business combination, costs related to the business combination, changes in applicable laws or regulations, the possibility that Forge or the combined company may be adversely affected by other economic, business and/or competitive factors, and the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, while considered reasonable by Motive Capital, Forge and their respective management, as the case may be, are subject to risks and uncertainties that may cause actual results to differ materially from current expectations. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Motive Capital’s final prospectus filed on December 14, 2020, its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (as subsequently amended), and the definitive proxy statement/prospectus contained in the Registration Statement on Form S-4 filed with respect to the business combination, as it may be amended, in each case, under the heading “Risk Factors,” and other documents of Motive Capital filed, or to be filed, with the SEC. There may be additional risks that Motive Capital and Forge presently do not know or that they currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Motive Capital’s and Forge’s expectations, plans or forecasts of future events and views as of the date of this press release. Motive and Forge anticipate that subsequent events and developments will cause their assessments to change. However, while Motive Capital and Forge may elect to update these forward-looking statements at some point in the future, Motive Capital and Forge specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Motive Capital’s and Forge’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts:

Forge Investor Contact:

Chris Mammone, The Blueshirt Group

ir@forgeglobal.com

Forge Media Contact:

Lindsay Riddell

press@forgeglobal.com